                                                                      Exhibit 12

                                          Nine Months
                                             Ended
                                         September 30,             Year Ended December 31,
                                         ------------- ----------------------------------------------------------
      (In millions, except ratios)           1998        1997        1996        1995        1994        1993
                                           ---------   ---------   ---------   ---------   ---------   ---------
Earnings:
   Income from Continuing Operations
      before income taxes,
      extraordinary charges and
      accounting changes ...............     $320.2      $338.8      $293.2      $256.9      $160.0      $127.1
   Add:
   Fixed Charges .......................       38.7        42.0        30.9        24.2        11.9        18.5
   Adjustment for Less than 50%
      owned Persons ....................       (2.4)       (2.2)       (2.9)       (1.8)        1.2         3.9
   Amortization of previously
      capitalized interest .............        0.1         0.2         0.2         0.2         0.2         0.2
                                             ------      ------      ------      ------      ------      ------
   Adjusted Earnings ...................     $356.6      $378.8      $321.4      $279.5      $173.3      $149.7
                                             ======      ======      ======      ======      ======      ======

Fixed Charges:
   Interest on indebtedness, expensed or
      capitalized ......................     $ 35.0      $ 38.4      $ 27.3      $ 20.6      $  9.2      $ 15.7
   Amortization of debt expense and
      discount or premium on
      indebtedness, expensed or
      capitalized.......................        0.0         0.0         0.0         0.0         0.0         0.1
   Portion of rents deemed
      representative of interest (a) ...        3.7         3.6         3.6         3.6         2.7         2.7
                                             ------      ------      ------      ------      ------      ------
   Total Fixed Charges .................       38.7        42.0        30.9        24.2        11.9        18.5
   Pre-tax earnings required to cover
      Preferred Stock Dividends ........        0.0         0.0         4.9         9.7         9.8         9.9
                                             ------      ------      ------      ------      ------      ------
   Combined Fixed Charges and
      Preferred Stock Dividends ........     $ 38.7      $ 42.0      $ 35.8      $ 33.9      $ 21.7      $ 28.4
                                             ======      ======      ======      ======      ======      ======

   Ratio of Earnings to Fixed Charges ..        9.2         9.0        10.4        11.6        14.6         8.1

   Ratio of Earnings to Combined Fixed
      Charges and Preferred Stock
      Dividends ........................        9.2         9.0         9.0         8.2         8.0         5.3
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(a)  Generally deemed to be one-third of net rental expenses.

ReliaStar has guaranteed the repayment of loans, totaling $28.8 million as of December 31, 1998, of certain real estate joint ventures in which it is a partner. The amount of interest expense incurred related to these guarantees would not have a significant effect on the ratios.